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                              TRITON ENERGY LIMITED
                                 Jennett Street
                          Grand Cayman, Cayman Islands


                                 August 17, 2001



VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

Re:      Triton Energy Limited
         Request to Withdraw Registration Statement on Form S-8
         (File Number 333-61646)

Ladies and Gentlemen:

         In accordance with Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Triton Energy Limited (the "Registrant") hereby respectfully withdraws the above-referenced Registration Statement on Form S-8 (the "Registration Statement"), with such withdrawal to be effective as of the date hereof. Over 90% of the Registrant's outstanding ordinary shares were acquired by a wholly-owned subsidiary of Amerada Hess Corporation ("Amerada Hess") pursuant to a tender offer which expired at 12:00 midnight, August 13, 2001. As an indirect majority-owned subsidiary of Amerada Hess, the Registrant no longer intends to issue any securities pursuant to the Registration Statement.

         The Registrant confirms that no shares of securities have been or will be issued or sold pursuant to the Registration Statement. Upon the grant of the Securities and Exchange Commission's consent hereto, please send a copy of the order granting such withdrawal to the undersigned.

         If you have any questions with respect to this withdrawal request, please call Greg Hidalgo of Vinson & Elkins L.L.P., counsel to the Registrant, at (214) 220-7959.

                                   Sincerely,

                                   TRITON ENERGY LIMITED


                                   By: /s/ W. Greg Dunlevy
                                      ------------------------------------------
                                   Name:   W. Greg Dunlevy
                                        ----------------------------------------
                                   Title:  Senior Vice President
                                         ---------------------------------------

cc: Greg Hidalgo